# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Installed Building Products Inc, CIK 0001580905
CUSIP: 45780R101
Title of class of securities: Installed Building Products Ord Shs
Address of issuer's principal executive offices: 495 South High Street, Suite 50, Columbus, Ohio (OH), 43215
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001021223

## Reporting persons
- Kayne Anderson Rudnick Investment Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 1,191,401; shared voting power 385,187; sole dispositive power 1,340,018; shared dispositive power 385,187; aggregate amount beneficially owned 1,725,205 (6.3% of the class)

## Item 1. Issuer
Name of issuer: Installed Building Products Inc
Address of issuer's principal executive offices: 495 South High Street, Suite 50, Columbus, OH, 43215, US

## Item 2. Person Filing
Name of person filing: Kayne Anderson Rudnick Investment Management, LLC
Address of principal business office or, if none, residence: 2000 Avenue of the Stars, Suite 1110, Los Angeles, 90067, CA, United States
Citizenship: CALIFORNIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,725,205
Percent of class: 6.3
Sole power to vote or to direct the vote: 1,191,401
Shared power to vote or to direct the vote: 385,187
Sole power to dispose or to direct the disposition: 1,340,018
Shared power to dispose or to direct the disposition: 385,187

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kayne Anderson Rudnick Investment Management, LLC: /s/Michael Shoemaker, Chief Compliance Officer (11/13/2025)